Mail Stop 3561

February 15, 2008

Allan Richards, Senior Vice President
The Great Atlantic & Pacific Tea Company, Inc.
Two Paragon Drive
Montvale, NJ 07645

> **Re:** **The Great Atlantic & Pacific Tea Company, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 18, 2008**
> **Form 10-Q for the Quarter Ended December 1, 2007**
> **Filed January 7, 2008**
> **Form 10-K for Fiscal Year Ended February 24, 2007**
> **Filed April 25, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 25, 2007**

Dear Mr. Richards:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Acquisition of Pathmark and Related Transactions, page 4

1. Please revise this discussion to explain to stockholders why the Bridge Facility utilized to finance the Company's acquisition of Pathmark Stores, Inc. was refinanced, with a view to explaining why stockholder approval is being sought now for the authorization of additional shares as opposed to at the time the merger was approved. In this regard, please also discuss how you determined to offer the

Notes that are convertible into common stock, as opposed to the senior secured notes discussed in, *inter alia*, your Registration Statement on Form S-4 and referred to in your Form 8-K filed on December 4, 2007.

2. Please include a brief discussion of the terms of the Notes, including a discussion of the dilution that stockholders will experience upon the exercise of the notes into common stock. Please also discuss the effect that the issuances of common stock upon conversion will have on your stock price; we note your indication in the next section that "the market price of the Company's Common Stock may be adversely affected," however, please expand upon this discussion.

Amendment of the Company's Charter to Increase the Number of Authorized Shares of Common Stock (Proposal 1), page 5

3. We note your indication that the board of directors deems it advisable to increase the number of authorized shares of common stock "to ensure that that there is a sufficient number of authorized shares available…" Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions, aside from the additional shares underlying the warrants that may need to be issued. If not, please state that you have no such plans, proposals, or arrangements at this time, written or otherwise, to issue any of the additional authorized shares of common stock.

4. Please refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. In doing so, please discuss any other provisions of your articles, bylaws, or other governing documents have material anti-takeover consequences. Disclose whether there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Please inform stockholders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

5. Please revise the penultimate paragraph of this discussion to quantify the increase in the number of shares of common stock subject to the warrant that will occur if stockholders do not approve this proposal.

6. Please advise us how you concluded that financial statements were not material for the matters to be acted upon in this proxy. Reference is made to Item 11 and Item 13 of Schedule 14A.

Approval of the Company's Share Issuance Pursuant to a Net Share Settlement of the
Warrants (Proposal 2), page 5

7. Please revise the first full paragraph on page 6 to provide an example of how the
    net share settlement feature works. In doing so, explain to stockholders the
    potential risks and benefits of this feature.

8. Tell us how you plan to account for the warrants as at the next interim period
    given the default settlement method is cash settlement.

Approval of the Issuance of an Additional 1,577,569 Shares of the Company's Common
Stock Pursuant to the Share Lending Agreements (Proposal 3), page 7

9. Please revise this discussion to explain the purpose for the Share Lending
    Agreements and the risks and benefits of this arrangement.

Beneficial Owners of Securities, page 12

10. Please disclose the natural person or public company with investment or voting
    power over the shares held by FMR LLC and Yucaipa Group.

Executive and Director Compensation, page C-1

Compensation Discussion and Analysis, C-1

11. We note that you have listed the specific peer group companies for fiscal 2006.
    Please identify the surveys and databases from which these companies are
    derived, as applicable, and their components, pursuant to Item 402(b)(2)(xiv) of
    Regulation S-K.   Please also provide additional detail about how the company
    uses this information and how it helps achieve the compensation committee's
    goals.

Base Salary, page C-3

12. Please disclose fully the role of the executive officers in determining or
    recommending the amount or form of executive compensation and the role of the
    compensation consultants, describing the nature and scope of the consultant's
    assignment and the material elements of the instructions or directions given to the
    consultant regarding the performance of its duties. See Item 407(e)(3)(ii) and (iii)
    of Regulation S-K. Clarify whether your President and Chief Executive Officer
    met with Towers Perrin regarding his compensation or the compensation of other
    named executive officers.

Long-Term Incentive Award, page C-3

13. Please clarify your policies for allocating between long-term and currently paid out compensation. In this regard, we note the percentage allocation on page C-2, however, it is not clear how you have arrived at this allocation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K.

Form 10-K for Fiscal Year Ended February 24, 2007

Exhibit 13 - Fiscal 2006 Annual Report to Stockholders

Critical Accounting Estimates, page 35

14. Please revise your disclosure of critical estimates and judgments to supplement and not duplicate the summary of significant accounting policies that are already disclosed in Note 1 to the financial statements. Please carefully evaluate each policy and revise your discussion as appropriate to clarify and quantify each critical estimate and clearly identify the assumptions you used to calculate each estimate. Discuss and quantify how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future.   Refer to Refer to Release Nos. 33-8350 and 34-48960.

15. Disclose how accurate the total amounts expected to be incurred in connection with your asset disposition initiatives have been in the past and how much you have adjusted the original amounts. Indicate whether the current accruals are reasonably likely to change in the future.

16. Please revise your disclosure to clearly indicate the impact on the financial statements of your assumptions in the current period of raising the discount rate and raising the expected return on plan assets.

17. Your discussion of inventories is identical to disclosure contained in Note 1. Please revise to state how often physical counts are made and supplement your discussion by providing quantitative analysis. Disclose the amount of reserves recorded each year as compared to the actual shrink determined based on the physical counts.

Consolidated Financial Statements, page 39

Note 1 – Summary of Significant Accounting Policies, page 43

Inventories, page 45

18. Please explain the factors you considered in concluding it was appropriate to use the gross profit method in determining the cost of your perishables and pharmacy inventories at your fiscal year end 2006 and 2005. In your response please specifically address and support how the historical gross profit margin still applies to each of the respective current periods. In this regarding we note many changes have occurred such as the company addressing pricing issues, the rollout of the fresh stores, launching of an improved Food Basics discount format and the debut of the Food Emporium Foods concept. In a separate discussion, please address and support how the historical gross profit margin still applies in 2007 after the Pathmark acquisition.

Note 4 – Equity Investment in Metro, Inc., page 51

19. Please tell us how you accounted for the accumulated translation adjustment at the time of the sale of your Canadian operations. Also address your accounting for the cumulative translation adjustment at the time of your March 2007 stock sale. See FIN 37.

Note 8 – Asset Disposition Initiatives, page 62

20. We note your disclosure of the total amount paid from the time of the original charge through the current balance sheet date, however, please revise to specifically disclose the total amount expected to be incurred in connection with the Project Great Renewal, 2001 Asset Disposition, and Farmer Jack Restructuring as required by paragraph 20.b.(1) of SFAS no. 146. To the extent the original charge amounts disclosed for the Closure of Stores in the Midwest and U.S. Distribution Operations and Warehouses in the tables presented on page 69 and 71, respectfully, do not represent the total amount expected to be incurred, please revise your disclosure accordingly.

21. Please expand your disclosure regarding the sale of your U.S. distribution operations and warehouse facilities to C&S Wholesale Grocers, Inc. to include the pertinent terms of the 15 year Supply Agreement. Also, please disclose the percentage of your inventory supplied by C&S and discuss in MD&A the financial impact of the changes as a result of this transaction in 2005.

Note 14 – Stock Based Compensation, page 91

22. Please explain and illustrate how the Company modified the number and/or price of all of its unexercised stock options and non-vested performance restricted stock units with no impact on stock compensation expense. Revise your disclosure to clarify as appropriate.

Note 15 - Operating Segments, page 97

23. It appears from your disclosures that management evaluates the financial performance of your store formats separately and that the results of the assessments are the basis for changes in the manner resources are being allocated. We note your disclosure in the Overview section of MD&A beginning on page 9 of your conversion of conventional stores to the Fresh Store format, the reformatting and expansion of the discount Food Basics format and the introduction of the Food Emporium Fine Foods stores. Further we note that with the Pathmark acquisition the company added a fourth store format. Please explain to us how your chief operating decision maker reviews the Company's financial results for purposes of making financial decisions about allocating resources and for purposes of assessing performance. Include in your response how you have considered the criteria in paragraph 17 of SFAS 131, including economic characteristics, which supports your basis for aggregation into two operating segments: the United States and subsequently Northeast, and your investment in Metro, Inc. Please also provide us with the reports provided to your CODM for purposes of assessing financial performance and allocating resources for each of the fourth quarters in fiscal years 2006 and 2005 as well as the third quarter of fiscal 2007.

Exhibit 11

24. Please provide a statement reflecting the computation of earnings per share. See Item 601 of Regulation S-K.

Exhibits 31.1 and 31.2

25. In paragraph two, three and four you have replaced the word "report" with "annual report." The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. In future filings please make these corrections.

Exhibit 99.2

26. Please provide a signed auditor's report. Refer to Rule 3-09 of Regulation S-X and Rule 302 of Regulation S-T.

Form 10-Q for the quarter ended December 1, 2007

Note 11 – Income Taxes, page 38

27. Please revise to provide the following additional disclosures as of the date of adoption and any material changes in the interim periods post adoption:

- The total amount of unrecognized tax benefits as of date of adoption;
- The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate
- The total amounts of accrued interest and penalties as of the date of adoption and any material changes in the amounts recognized subsequently in the interim periods;
- The amounts of unrecognized tax benefits as of the date of adoption that it is reasonably possible that the amount will significantly increase or decrease within 12 months of the reporting date.

Note 15 – Subsequent Events, page 45

28. Please tell us and disclose how you plan to account for the transaction in which you lent your shares for nominal value. Tell us in more detail why you believe that these shares should not be considered outstanding for purposes of earnings per share given that they may be ultimately sold to third parties where it appears they will have voting privileges and be eligible to receive dividends. If the stock price exceeds $28 at the end of the share lending agreement, tell us whether the borrowers will be required to give back shares or whether they may opt to pay you their initial proceeds from the sale of the borrowed shares in exchange for the shares borrowed.

Form 8-K/A (Amendment No. 2) dated December 3, 2007

29. Please tell us how the "Commitment Waivers" dated November 5, 2007 changed your debt financing pursuant to the Commitment Letter dated March 4, 2007.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Transactions, page 16

30. We note that you have adopted a "Policy and Procedure with Respect to Related Party Transactions," however, it is not clear how transactions are reviewed and approved. In future filings, please revise your disclosure to describe your policies and procedures for review, approval, or ratification of related party transactions. See Item 404(b) of Regulation S-K.

31. In future filings, disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or confirm to us that they all have been filed.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Allan Richards
The Great Atlantic & Pacific Tea Company, Inc.
February 15, 2008
Page 9 of 9

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Donna DiSilvio, Accountant, at (202) 551- 3202 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

                              Sincerely,

                              H. Christopher Owings
                              Assistant Director

cc: Dan Zimmerman, Esq.
        Cahill Gordon & Reindel LLP